SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15 (d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) September 17, 2003

SKYLINE CORPORATION
(Exact name of registrant as specified in its charter)

INDIANA	1-4714
(State of Incorporation)	(Commission File Number)

35-1038277
(IRS Employee Identification No.)

P. O. Box 743, 2520 By-Pass Road Elkhart, IN 46515
(Address of principal executive offices) (Zip)

(574) 294-6521
(Registrant's telephone number, including area code)

Item 5. Other Events

ELKHART, INDIANA --- SEPTEMBER 17, 2003

SKYLINE REPORTS FISCAL 2004 FIRST QUARTER RESULTS

Net earnings for the first quarter of Skyline Corporation's 2004 fiscal year were $2,037,000, an increase from the $1,822,000 of the first quarter of fiscal 2003. On a per share basis, net earnings for the first quarter of fiscal 2004 were $0.24 versus $0.22 for the first quarter a year ago.

Sales for the quarter which ended August 31, 2003 were $109,679,000, a decrease from the $116,492,000 for the first quarter of fiscal 2003.

For Skyline's manufactured housing group, sales for the first quarter of fiscal 2004 were $78,547,000, compared to $81,107,000 for the first quarter a year ago. Skyline's RV group recorded sales of $31,132,000 for the first three months of fiscal 2004, compared to $35,385,000 recorded for the first quarter of fiscal 2003.

Skyline continues to maintain its traditionally strong balance sheet with no long-term debt and a healthy position in cash and temporary cash investments.

SKYLINE CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATED STATEMENTS OF EARNINGS

(Dollars in thousands except per share)

	Three Months Ended August 31, (Unaudited)	
	2003	2002
Sales	***$ 109,679***	$ 116,492
Earnings before income taxes	***3,359***	3,036
Provision for income taxes	***1,322***	1,214
Net earnings	***$ 2,037***	$ 1,822
Basic earnings per share	***$ .24***	$ .22
Weighted average common shares outstanding	***8,391,244***	8,391,244

SKYLINE CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATED BALANCE SHEETS

(Dollars in thousands)

	August 31, (Unaudited)	
ASSETS	***2003***	2002
Cash and temporary cash investments	***$ 149,527***	$ 146,294
Accounts receivable	***28,409***	29,416
Inventories	***10,035***	10,198
Other current assets	***9,542***	8,280
Total Current Assets	***197,513***	194,188
Property, Plant and Equipment, net	***38,726***	41,053
Other Assets	***5,053***	4,475
	$ 241,292	$ 239,716
LIABILITIES AND SHAREHOLDERS' EQUITY		
Accounts payable, trade	***$ 7,341***	$ 6,177
Accrued liabilities	***29,041***	29,494
Income taxes payable	***1,378***	1,445
Total Current Liabilities	***37,760***	37,116
Other Deferred Liabilities	***4,620***	4,055
Common stock	***312***	312
Additional paid-in capital	***4,928***	4,928
Retained earnings	***259,416***	259,049
Treasury stock, at cost, 2,825,900 shares in 2003 and 2002	***(65,744)***	(65,744)
Total Shareholders' Equity	***198,912***	198,545
	$ 241,292	$ 239,716